SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that,  as resolved at the meeting of the Company's Board of Directors held on June 30, 2017, and approved by the Brazilian Securities and Exchange Commission (CVM) through Official Letter 483/2017/CVM/SER/GER-2, and by SEC through the following Documents: for Class B Preferred Shares Form F-6 Registration Statement No. 333-219599 and for Common Shares Form F-6 Registration Statement No. 333-219600, on August 18, 2017, the provision of custodial bank services of its American Depositary Receipts ("ADRs") negotiated on the New York Stock Exchange ("NYSE") will be made by Citibank N.A. ("Citibank") and the services of the Custodian Bank of the ADRs will be provided by Banco Bradesco S.A

Therefore, as of August 18, 2017, investors wishing to have any information regarding the ADRs should obtain them with the new custodian bank (Citibank), through the following telephone numbers: 1-877-248-4237 (USA) or 1-781-575-4555 (outside USA) or +55 21 4009-0405 – Ricardo Parente.

Additionally, as of this date, investors wishing to issue ADRs must deposit the shares in the custody of Banco Bradesco S.A. - user 2653-0, Depositary: Citibank N.A; Issuer: Centrais Elétricas Brasileiras S.A. Eletrobras as follows:

For Common Shares, customer 57-6 and Electronic Declaratory Registration R1700111;and

For Class B Preferred Shares, customer 58-4 and Electronic Declaratory Registration R1700112

RELEVANT FACT

We hereby inform you that other characteristics of the Eletrobras’ ADR Programs will remain the same:

Classes of Shares: Common and Preferred Class B

Parity: 1:1 (One Common share corresponds to one ADR ON and One Preferred Share Class B corresponds to one PNB ADR).

ISINs Codes: BRELETACNOR6 and BRELETACNPB7.

Rio de Janeiro, August 18, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.